

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

VIA U.S. MAIL

Tilman J. Fertitta
Chairman, Chief Executive Officer, and President
Landry's Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

Re: **Landry's Restaurants, Inc.**
Amendment No. 2 to Schedule 13E-3 by Landry's Restaurants, Inc., Fertitta Group, Inc., Fertitta Merger Co., and Tilman J. Fertitta
File No. 005-42475
Filed July 30, 2010

Amended Preliminary Proxy Statement on Schedule 14A
Filed July 30, 2010
File No. 001-15531

Dear Mr. Fertitta:

We have completed our review of the above-referenced filings and have no further comments at this time.

Regards,

Max A. Webb
Assistant Director